FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: March 17, 2005	By: /s/ Fred George Fred George President

EXHIBIT INDEX

Exhibit Number	Description

1	Gammon Lake Resources, Inc. Interim Unaudited Consolidated Financial Statements

2	Gammon Lake Resources, Inc. Management Discussion and Analysis for the Six Months Ended January 31, 2005

3	FORM 52-109F2 Certification of Interim Filings for Chief Executive Officer

4	FORM 52-109F2 Certification of Interim Filings for Chief Financial Officer

EXHIBIT 1

Gammon Lake Resources Inc.

Interim Unaudited Consolidated

Financial Statements

January 31, 2005 and 2004

Contents

Page

Interim Unaudited Consolidated Statements of Operations and Deficit	1

Interim Unaudited Consolidated Balance Sheets	2

Interim Unaudited Consolidated Statement of Cash Flows	3

Notes to the Interim Unaudited Consolidated Financial Statements	4-13

Gammon Lake Resources Inc.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

Periods Ended January 31	Three Months 2005	Three Months 2004	Six Months 2005	Six Months 2004

Interest income	$ 342,482	$ 131,373	$ 380,971	$ 207,704
Management Fees	50,220	7,000	101,920	237,000

	392,702	138,373	482,891	444,704

Expenses
Amortization	112,317	8,678	228,099	20,348
General and administrative	711,724	816,444	1,312,270	1,335,616
Management fees	75,212	77,885	127,135	112,500
Professional fees	377,467	1,440,056	5,896,716	3,438,941
Wages and benefits	235,677	226,623	7,512,103	335,537

	1,512,397	2,569,886	15,076,323	5,242,924

Loss before other items	(1,119,695)	(2,431,513)	(14,593,432)	(4,798,238)

Foreign exchange (loss) gain	(280,430)	213,532	1,181,516	1,770,673
Write-off of mineral property	--	--	--	(1,063,448)
Loss on equity investment	(364,000)	(153,000)	(327,000)	(235,000)

	(644,430)	60,532	854,516	472,225

Net loss before income tax	$(1,764,125)	$(2,370,981)	$(13,738,916)	$(4,326,013)

Income tax recovery	135,909	--	209,102	--

Net Loss	$(1,628,216)	$(2,370,981)	$(13,529,814)	$(4,326,013)

Loss per share (Note 11)	$ (0.03)	$ (0.05)	$ (0.22)	$ (0.09)

Deficit, beginning of period	$(25,496,363)	$(8,591,497)	$(13,594,765)	$(6,636,465)

Net loss	(1,628,216)	(2,370,981)	(13,529,814)	(4,326,013)

Deficit, end of period	$(27,124,579)	$(10,962,478)	$(27,124,579)	$(10,962,478)

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Balance Sheets

	January 31 2005 (Unaudited)	July 31 2004 (Audited)

Assets
Current
Cash and cash equivalents	$ 99,388,084	$ 13,020,940
Receivables
Commodity taxes	2,446,812	2,619,566
Other	18,816	239,240
Prepaids and deposits (Note 3)	3,041,992	116,317
Due from related companies	90,731	384,701

	104,986,435	16,380,764

Long term investment (Note 4)	11,321,000	11,648,000
Capital assets (Note 5)	4,691,494	4,462,243
Mineral properties and related deferred
costs (Notes 6 and 7)	88,462,281	80,041,737

	$ 209,461,210	$ 112,532,744

Liabilities
Current
Payables and accruals	$ 2,476,051	$ 4,038,805

Long term debt (Note 8)	8,666,000	9,304,400

Future income taxes (Note 9)	6,494,874	10,170,900

	17,636,925	23,514,105

Shareholders Equity
Capital Stock (Note 10)	201,698,635	98,642,382
Contributed surplus (Note 10)	17,250,229	3,971,022
Deficit	(27,124,579)	(13,594,765)

	191,824,285	89,018,639

	$ 209,461,210	$ 112,532,744

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 7)

On behalf of the Board

"Fred George" Director	"Brad Langille" Director

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Cash Flows

Periods Ended January 31	Three Months 2005	Three Months 2004	Six Months 2005	Six Months 2004

Operating
Net loss	$ (1,628,216)	$(2,370,981)	$(13,529,814)	$(4,326,013)
Amortization	112,317	8,578	228,099	20,348
Foreign exchange (loss)
gain	280,430	(213,532)	(1,181,516)	(1,770,673)
Stock option expense	--	1,215,260	12,496,600	2,673,060
Mineral property write-off	--	--	--	1,063,448
Income Tax Recovery	(135,909)	--	(209,102)	--
Loss on long term equity
investment	364,000	153,000	327,000	235,000

	(1,007,378)	(1,207,575)	(1,868,733)	(2,104,830)
Change in non-cash operating
working capital	734,567	340,615	(1,277,250)	(594,178)

	(272,811)	(866,960)	(3,145,983)	(2,699,008)

Financing
Net proceeds from issuance
of capital stock	103,838,860	16,313,780	103,838,860	33,958,070

Investing
Acquisition of capital assets	(146,949)	(292,751)	(457,350)	(440,028)
Advances to related companies	317,624	(261,580)	293,970	(122,677)
Increase in non-refundable
deposits	(2,818,001)	--	(2,818,001)	--
Expenditures on mineral properties
and related deferred costs	(6,308,188)	(9,752,777)	(11,344,352)	(11,975,687)

	(8,955,514)	(10,307,108)	(14,325,733)	(12,538,392)

Net increase in cash and
cash equivalents	94,610,535	5,139,712	86,367,144	18,720,670

Cash and cash equivalents
Beginning of periods	4,777,549	14,845,572	13,020,940	1,264,614

End of periods	$ 99,388,084	$ 19,985,284	$ 99,388,084	$ 19,985,284

See accompanying notes to the interim unaudited consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2005 and 2004

1.	Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there-from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2.	Summary of significant accounting policies

Basis of presentation
The accompanying consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Selected information and disclosures required in notes to annual financial statements has been condensed or omitted. These interim consolidated financial statements should be read in conjunction with the financial statements and notes for the year ended July 31, 2004.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Asset Retirement Obligations
Effective August 1, 2004, Gammon Lake adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110). In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value and the corresponding increase to the asset is depreciated over the life of the asset. The Company has not incurred any asset retirement obligations.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2005 and 2004

3.	Prepaids and Deposits

Included in prepaids and deposits are non-refundable deposits on equipment of $2,994,266 (2004 -$176,265).

4.	Long term investment

The Company’s long-term investment, carried at equity, consists of 10,900,000 shares, representing approximately a 25% subscribed interest in the issued and outstanding common shares of Mexgold Resources Inc. (“Mexgold”). Mexgold is a public junior natural resource issuer, listed on the TSX Venture Exchange (TSXV: MGR), which holds a 100% interest in a Mexican gold and silver mineral exploration property, known as the “Guadalupe Gold-Silver Project” and a 100% interest in Compania Minera Del Cubo, a gold and silver producing mine in Guanajuto State, Mexico.

Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

	January 31 2005	July 31 2004

Investment in Mexgold Resources Inc.	$ 12,300,000	$ 12,300,000
Cumulative Equity share of losses in
Mexgold Resources Inc.	(979,000)	(652,000)

	$ 11,321,000	$ 11,648,000

The market value of investment as at January 31, 2005 was $22,890,000 (July 31, 2004 — $27,468,000). The Company also holds 2.95 million warrants to purchase Mexgold common shares at an exercise price of $2.50 each, expiring February 26, 2006.

5.	Capital assets

	January 31, 2005			July 31, 2004

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$ 108,744	$ 35,352	$ 73,392	$ 94,953	$ 20,445	$ 74,508
Exploration equipment	3,718,465	334,844	3,383,621	3,624,182	167,677	3,456,505
Vehicles	223,838	43,979	179,859	184,781	23,557	161,224
Buildings	902,647	29,257	873,390	629,645	11,727	617,918
Furniture and fixtures	196,746	15,514	181,232	159,530	7,442	152,088

	$5,150,440	$ 458,946	$4,691,494	$4,693,091	$ 230,848	$4,462,243

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2005 and 2004

6.	Mineral properties and related deferred costs

For the six month period ended January 31, 2005

Ocampo (Mexico)

Balance, July 31, 2004	$80,041,737
Expenditures during the period	8,420,544

Balance, January 31, 2005	$88,462,281

Included in current period expenditures are future income tax adjustments of $2,854,216 (January 31, 2004 – $588,423) related to the adjustment of the temporary difference between accounting and tax values of the mineral property.

Schedule of deferred mineral property expenditures	2005	2004

Mineral property, beginning balance	$ 80,041,737	$ 54,833,669

Mineral rights	122,527	6,828,623
Geological services and studies	2,040,382	260,981
Drilling	2,189,018	1,485,175
Assays	516,514	233,888
Equipment and consumables	1,900,057	1,837,449
Field Office	67,191	56,875
Camp materials and equipment	217,832	88,280
Health and Safety	73,286	8,198
Vehicles	404,424	112,826
Consulting fees	311,778	160,267
Contract Mining fees	2,462,723	817,212
Travel	979,028	86,273
Future Income tax adjustment	(2,854,216)	(588,423)

Total additions	8,420,544	11,387,264

Write-off of mineral property expenditures	--	(1,063,448)

Mineral property, end of period	$ 88,462,281	$ 65,157,485

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2005 and 2004

7.	Commitments and contingencies

Option and joint venture agreements

a)	Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”)/Compania Minera Brenda, S.A de C.V. (“Brenda”)

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property. During the quarter, in consideration for a consulting payment of Cdn $250,000 due for services rendered, Fuerte Mayo forgave the US $211,526 due upon the sale of the property.

The company has fulfilled all drilling and exploration expenditures required under the contract to acquire the full 100% interest. Fuerte Mayo has given the Company permission to contract with the underlying concession holder directly to obtain the remaining 40% interest in the property.

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Compania Minera Brenda S.A. de C.V. (“Minera Brenda”). The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time.

b)	Minerales de Soyopa, S.A. de C.V. (“Soyopa”)

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 8.

Under the terms of the agreement, the 5,000,000 common shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

c)	Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2005 and 2004

7.	Commitments and contingencies (continued)

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

A summary of the future commitments based on the above noted option and joint venture agreements at January 31, 2005 are set out in the following table:

Agreement	Consideration	Terms

Compania Minera Global, S.A. de C.V	US$ 1,000,000	Upon sale of the related property

Compania Minera, Brenda, S.A. de C.V	US$ 2,000,000	8% of net profits attributable to
related mining claims or upon sale of
the related property

Compania Minera, Brenda, S.A. de C.V	US$ 250,000	Upon a minimum proven reserve amount

8.	Long term debt

	January 31 2005	July 31 2004

Soyopa loan, non-interest bearing, translated to
Canadian dollars at the balance sheet date	$8,666,000	$9,304,400

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;

ii.)	US $3,500,000 on or before November 23, 2007;

iii.)	In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

The long term debt is secured by a first charge over certain mineral properties.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2005 and 2004

9.	Income taxes

The following table reflects future income tax liabilities at January 31, 2005 and July 31, 2004.

	January 31, 2005	July 31, 2004

Accounting value of mineral properties and related
deferred costs in excess of tax value	$ 18,005,000	$ 18,831,400
Deductible share issue costs	(3,630,726)	(1,670,800)

Non-capital losses carried forward	(18,851,200)	(12,563,600)

	(4,476,926)	4,597,000
Valuation allowance	10,971,800	5,573,900

Future income tax liabilities recognized	$ 6,494,874	$ 10,170,900

10.	Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of Common Shares	Ascribed Value

Balance, July 31, 2004	56,676,715	$ 98,642,382
Issued during the six month period
ended January 31, 2005
For cash pursuant to private placement	15,715,000	110,005,000
For cash pursuant to exercise of share purchase options	2,800	7,280
Less share issue costs	--	(6,956,027)

Balance, January 31, 2005	72,394,515	$ 201,698,635

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2005 and 2004

Escrow shares
As at January 31, 2005, 15,000 common shares issued to promoters of the Company and other investors are held in escrow and will be released subject to certain regulatory approvals.

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 17,527,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

During the six month period ended January 31, 2005, 100,000 options were granted to consultants, directors and employees, of which 75,000 options are subject to shareholder approval. During the quarter ended October 31, 2004, 25,000 options granted to consultants were expensed based on the fair value of the options granted on that date. As a result, $29,600 was recorded as professional fees and contributed surplus. The 75,000 options will vest upon shareholder approval, at which time $33,500 will be recorded as professional fees and $217,750 as wages and benefits with a corresponding credit to contributed surplus. The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Options earned during the 1st quarter		Options earned during the 2nd quarter
Dividend yield	0%	Dividend yield	0%
Expected volatility	60.88%	Expected volatility	62.11%
Risk free interest rate	2.99%	Risk free interest rate	3.94%
Expected life	1 year	Expected life	5 years

During the year ended July 31, 2004, 4,050,000 options that were issued to directors, employees, and consultants were approved at the Company’s annual meeting held on October 27, 2004. These options vested upon approval, and the fair value amount of $5,294,627 was recorded as professional fees and $7,172,373 as wages and benefits with a corresponding credit of $12,467,000 to contributed surplus.

The fair value of the option grant that was approved at the annual meeting held on October 27, 2004 was calculated using the Black-Scholes option pricing model with the following average assumptions:

Dividend yield	0%
Expected volatility	63.00%
Risk free interest rate	3.59%
Expected life	5 years

An aggregate of 17,105,300 options have been granted pursuant to the Company’s stock option plan of which 7,160,800 have been exercised or have expired. Set forth below is a summary of the outstanding options to purchase common shares as at January 31, 2005.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2005 and 2004

10.	Capital stock (continued)

		Options Outstanding		Options Exercisable

	Number outstanding	Weighted average remaining contractual life (yrs)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$0.00-$0.50	30,000	1.65	$0.50	30,000	$0.50

$0.51-$1.00	567,500	2.10	$0.79	567,500	$0.79

$1.01-$1.50	1,640,000	2.26	$1.15	1,640,000	$1.15

$2.51-$3.00	3,557,000	3.42	$2.60	3,557,000	$2.60

$5.01-$5.50	4,000,000	4.01	$5.45	4,000,000	$5.45

$6.01-$6.50	75,000	4.76	$6.10	--	--

$7.01-$7.50	25,000	0.54	$7.00	25,000	$7.00

$7.51-$8.00	50,000	4.28	$7.94	50,000	$7.94

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2005 and 2004

10.	Capital stock (continued)

Fixed Options	January 31, 2005			July 31, 2004
	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price

Outstanding, beginning of period	9,867,300	$ 3.44		7,951,000	$ 1.79
Granted	100,000 (2)	$ 6.33		4,172,000 (1)	$ 5.48
Expired	(20,000)	$(5.4	5)	(127,000)	$(4.7	0)
Exercised	(2,800)	$(2.6	0)	(2,128,700)	$(1.1	3)

Outstanding, end of period	9,944,500	$ 3.46		9,867,300	$ 3.44

Options exercisable, end of period	9,869,500	$ 3.44		5,797,300	$ 2.00

(1)	Included 4,050,000 options which were approved at the annual and special meeting held on October 27, 2004.
(2)	Includes 75,000 options subject to shareholder approval

Compensation Warrants

During the six months ended January 31, 2005, 314,300 compensation warrants were granted to agents as part of the private placement and were expensed based on the fair value of the warrants on the date granted. As a result, $782,607 was recorded as share issue costs with a corresponding credit to contributed surplus. The fair value of the warrants granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62.00%
Risk free interest rate	2.88%
Expected life	2 years

A summary of the 762,376 outstanding compensation warrants and options to purchase common shares as at January 31, 2005 is as follows:

Number of Common Shares Under Compensation Warrant/option	Expiration Date	Exercise Price

277,344	August 15, 2006	$3.48
170,732	November 21, 2006	$6.15
314,300	December 16, 2006	$7.00

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2005 and 2004

11.	Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the three month period ended January 31, 2005 of 64,535,148 (2004 – 49,725,897) and the six month period ended January 31, 2005 of 60,605,932 (2004 – 48,779,869).

Diluted earnings (loss) per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate. The diluted weighted average number of shares for the period ended January 31, 2005 and 2004 were not presented, as all factors are anti-dilutive.

12.	Related party transactions

The Company paid the following amounts to directors and companies controlled by directors:

	Three Months 2005	Three Months 2004	Six Months 2005	Six Months 2004

Management fees	$ 28,845	18,270	86,538	52,885
Mineral property exploration expenditures	758,299	1,230,854	1,230,424	2,329,811

	787,144	1,249,124	1,316,962	2,382,696

The Company received the following amounts from related companies:

Professional fees	11,100	6,000	27,600	18,000
Travel	29,040	--	55,940	--
General & Administrative	10,080	--	18,380	--

	$50,220	$ 6,000	$101,920	$18,000

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value. During the period, Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses. The amounts due to related companies are owed to companies controlled by Directors, and are non-interest bearing with no fixed term of repayment.

EXHIBIT 2

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

February 28, 2005

This management discussion and analysis is made as of February 28, 2005, except the outstanding share information which is as at March 10, 2005, and should be read in conjunction with the consolidated financial statements of the Company for the quarter ended January 31, 2005 and the consolidated financial statements for the year ended July 31, 2004, including all accompanying notes to the financial statements.

Gammon Lake Resources Inc. (“the Company”) is a growth-oriented public gold and silver mining exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company has ongoing advanced stage exploration and development at its Ocampo Project located in Chihuahua State, Mexico. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 14 to the consolidated financial statements for the year ended July 31, 2004. The Company’s reporting currency is in Canadian dollars unless otherwise noted.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; delays in the construction of the production shaft at Ocampo; unexpected costs overruns in construction including increased labor or material costs or technical construction challenges; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

SECOND QUARTER HIGHLIGHTS

•	Gammon Lake completes a Private Placement Financing of Cdn$110,005,000, January, 2005
•	Gammon Lake announces new drill results from Ocampo Northeast Underground Project Area, January 2005
•	President of Gammon Lake, Fred George, meets with President Fox of Mexico and confirms Ocampo Project infrastructure support, January 2005
•	Gammon Lake assembles Mine Development & Operations team, February 2005
•	Gammon Lake hires Kappes, Cassidy & Associates of Reno, Nevada for Mill and Heap Leach Construction, and announces commencement of construction, February 2005

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company’s associated documents including its Annual Information Form at www.sedar.com or on the Company’s website at www.gammonlake.com.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Continued...

Overall Performance
In the past year, the Company reached several of its significant short-term and long-term goals and is well positioned to meet the immediate objective of producing on average 270,000 ounces of gold-equivalent reserves per annum commencing in 2006. Production out-put from the first year of mining is expected to exceed 300,000 ounces gold-equivalent.

The Company progressed to another milestone by completing the bankable feasibility study for Phase One of the Ocampo Gold-Silver Project in early November. The independent study was performed by Kappes, Cassidy & Associates of Reno, Nevada and incorporated an independent report on mineral resources and ore reserves prepared by Mintec Inc. of Tucson, Arizona. The independent study demonstrates extremely robust economic potential with annual production expected at 170,000 ounces of gold and 6,200,000 ounces of silver.

The first phase of the project involves the development of an open-pit and underground mining operation. Based on detailed mine planning as part of the feasibility study MINTEC Inc. has calculated proven and probable mineral reserves in the Open-Pit Area amounting to 1.43-million ounces gold-equivalent, with a further 833,000 ounces of gold-equivalent reserves contained in the Northeast Underground Area. AST Mining of Sudbury, Ontario, developed the mine plan for the underground reserves. The estimated capital cost is US$104 million.

Mine production is expected to commence in the first quarter of 2006 at a rate of 11,400 tonnes per day from the Open-Pit Area and 1,500 tonnes per day from the Northeast Underground Area. Mine production is expected to average 270,000 ounces gold-equivalent per year over the first seven years of mining at an average cash cost of US $151.74 per ounce.

In January 2005, Gammon Lake successfully raised gross proceeds of C$110,005,000 through a private placement. BMO Nesbitt Burns acted as lead agent in a syndicate that included RBC Dominion Securities Inc., and First Associates Investments Inc. A total of 15,715,000 Special Warrants were issued at Cdn$7.00 per Special Warrant. The proceeds of the financing will be applied to working capital and the development of Phase One of the Ocampo Gold-Silver Project in accordance with the bankable feasibility study as announced on November 11, 2004. Gammon Lake is also investigating options for project debt financing. The site preparation for mill and heap-leach construction began in January 2005, enabling projected production from Ocampo to commence by the first quarter of 2006.

Gammon Lake also assembled a world class Mine Development and Operations Team. In February, 2005, Gammon Lake announced that it has hired John C. Thornton as its Chief Operating Officer, John Roberts as its Chief Mine Engineer, and Richard Jeffress as its Manager of Projects. Cumulatively, they bring over 100 years of industry experience to the Ocampo Project. Gammon Lake also appointed Kappes, Cassidy and Associates to construct the mill and heap leach under an Engineering, Procurement and Construction Management contract. Site preparations for mill and heap-leach construction are now underway at the Project, including land clearing and road construction. The shaft being constructed from an underground ramp is expected to break through the surface in the first week of March. At that time, the shaft will be equipped with a hoist, capable of hoisting up to 6,000-tonnes per day.

The Company continued underground development and exploration on the Ocampo gold-silver project through its two major programs: the construction of six kilometers of underground tunnels and ramps, and a 65,000-metre diamond core drill program in the Underground Area, and a 30,000-metre deep drilling program in the Open-Pit Area. To date, the Ocampo deposits are defined by 980 drill holes and more than 166,000 metres of drilling. In January 2005, Gammon Lake announced results from 30 new step-out and in-fill drill holes from the sixth round of surface drilling and underground drilling. The Company has continued an aggressive exploration program at Ocampo with exploration efforts focused on upgrading this resource and converting more measured and indicated resources to reserves in the near term, as well as expanding the overall project resource base through the exploration of secondary targets identified on the property. Gammon Lake expects to complete a revised resource and reserve calculation prior to commencement of production incorporating a sizable amount of data from exploration since June 2004 which was the

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Continued...

date, the Company has increased its resources to a 3.03 million ounce gold equivalent measured and indicated resource, with an additional 4.53 million ounce gold equivalent inferred resource. The following is a summary of the proven and probable reserves for the Ocampo Project as presented in the Kappes, Cassidy & Associates Technical Report, including applicable tonnage and grade estimates:

Ocampo Proven and Probable Reserves

Project Area	Deposit Type	Gold (g/t)	Silver (g/t)	Gold- Equivalent (g/t)	Tonnes (000's)	Ounces Gold	Ounces Silver	Ounces Gold- Equivalent

Northeast Area	Underground	4.51	240	8.42	3,080	447,000	23,768,000	833,000
	High-Grade	1.67	62	2.68	14,158	760,000	28,225,000	1,218,000
Open-Pit Area	Open-Pit
	Low-Grade	0.27	8	0.40	16,323	142,000	4,199,000	210,000
	Open-Pit
Total Ocampo		1.25	52	2.10	33,561	1,349,000	56,192,000	2,261,000
Proven & Probable

Mr. James McGlasson, P.Geo., is the qualified person for the purposes of the technical information contained herein pursuant to the requirements of National Instrument 43-101.

Selected Annual Information

The following selected information has been extracted from the Company’s audited consolidated financial statements for the year ended July 31, 2004.

SELECTED ANNUAL INFORMATION (JULY 31)	2004 $	2003 $	2002 $

Revenue	635,056	466,143	143,039
Net loss	(6,958,300)	(534,771)	(2,207,661)
Net loss per share, basic and diluted (1)	(0.13)	(0.02)	(0.09)
Cash dividends declared	Nil	Nil	Nil
Assets	112,532,744	57,910,540	55,553,821
Long-Term Liabilities	9,304,400	9,870,000	11,028,111

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Continued...

Summary of Quarterly Results

	FOR THE QUARTER ENDED
SELECTED QUARTERLY INFORMATION	31-Jan-05	31-Oct-04	31-Jul-04	30-Apr-04
Revenue	392,702	38,489	81,017	109,335
Net loss	(1,628,216)	(11,901,598)	(442,462)	(2,189,825)
Net loss per share, basic and diluted(1)	(0.03)	(0.21)	(0.01)	(0.04)
Cash dividends declared	Nil	Nil	Nil	Nil
Assets	209,461,210	108,764,341	112,532,744	108,052,793
Long-Term Liabilities	8,666,000	8,544,900	9,304,400	9,594,900

	FOR THE QUARTER ENDED
SELECTED QUARTERLY INFORMATION	31-Jan-04	31-Oct-03	31-Jul-03	30-Apr-03
Revenue	138,373	306,331	106,301	115,312
Net loss	(2,370,981)	(1,955,032)	(934,092)	(293,043)
Net loss per share, basic and diluted(1)	(0.05)	(0.04)	(0.03)	(0.01)
Cash dividends declared	Nil	Nil	Nil	Nil
Assets	87,635,912	71,563,163	57,910,540	58,219,522
Long-Term Liabilities	9,242,800	9,237,900	9,870,000	10,034,500

(1)     Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

Effective August 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock Based Compensation and Other Stock-based Payments for employees and non-employees. During the sixth month period ended January 31, 2005, $13,279,207 (January 31, 2004 — $2,673,060) was recorded as contributed surplus based on the fair value of employee and consultant’s options and broker warrants granted in the year. The corresponding amounts were recorded in professional fees for consultants in the amount of, $5,324,227 (January 31, 2004 — $2,633,800), wages for employees in the amount of $7,172,373 (January 31, 2004 — $39,260), and share issue costs in the amount of $782,607 (January 31, 2004 – $Nil).

Results of Operations

During the six months ended January 31, 2005, the Company earned revenue of $482,891 (January 31, 2004 -$444,704), of which $380,971 (January 31, 2004- $207,704) was due to interest on short-term investments , $Nil (January 31, 2004 — $237,000) to management fees paid by a former joint venture partner, and $101,920 (January 31, 2004 – Nil) was charged as Management Fees to Mexgold Resources Inc. to recover expenditures related to professional fees, travel and general and administrative costs. In 2004, the Company completed a buy-out of its Ocampo open-pit joint venture partner during the 2004 fiscal period, which resulted in an elimination of the management fees received from the joint venture earn-in agreement for subsequent periods.

Amortization expense for the six months ended January 31, 2005 was $228,099 (January 31, 2004 -$20,348). Amortization expense has increased significantly due to the purchase of mining equipment and facilities costs during the current period and in the previous year. The equipment purchased consisted of a hoist, fans and pumps and other mining equipment. The Company also constructed a new residence and cafeteria for on-site Miners and staff.

General and administrative expenses during the six months ended January 31, 2005 were $1,312,270 (January 31, 2004 — $1,335,616). Professional fees during the six months ended January 31, 2005 were $5,896,716 (January 31, 2004 -$3,438,941). General and administrative and professional fees have increased due to the general support for the Company's activities, as well as promotional and shareholder relations costs related to the operation of a public

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Continued...

company and the cost of maintaining dual stock exchange listings. Included in professional fees for the six months ended January 31, 2005 is a non-cash charge of $5,324,227 (January 31, 2004 — $2,633,800) related to the fair value of options issued to consultants during the six month period. A corresponding amount has been credited to contributed surplus.

During the six months ended January 31, 2005, the Company incurred expenses of $7,512,103 (January 31, 2004 -$335,537) for wages and benefits. Included in the six months ended January 31, 2005 wages and benefits is a noncash charge of $7,172,373 (January 31, 2004 — $39,260) related to the fair value of options issued to employees and directors during the year. A corresponding amount has been credited to contributed surplus. General increases during the six month period end exclude the options, and are due to the additional staffing in the finance and administrative department.

Foreign exchange gains of $1,181,516 (January 31, 2004 — $1,770,673) earned during the six months ended January 31, 2005 were due to a long-term debt denominated in U.S. dollars and the translation of the Company’s operations from Mexican pesos to Canadian dollars. The Company will continue to experience these foreign currency exchange fluctuations given its U.S. dollar denominated debt and Mexican operations. To minimize the exposure to foreign currency fluctuations, the Company holds all surplus funds in Canadian dollars.

The Company’s carrying value of its investment of 10.9 million shares in Mexgold Resources Inc. was decreased by $327,000 to a carrying value of $11,321,000 due to its equity share of the loss for the six months ended January 31, 2005. The market value of the investment on January 31, 2005 was $22,890,000 based on the TSX Venture Exchange closing price of $2.10 per share for Mexgold Resources Inc. on January 31, 2005.

The net loss for the six months ended January 31, 2005 was $13,529,814 (January 31, 2004 — $4,326,013) and $0.22 per common share (January 31, 2004 — $0.09 per common share). The increasing losses before foreign exchange gains, mineral property write-offs, and equity share of loss reflects the expenses of supporting the Company’s ongoing and expanded exploration and development activities on the Ocampo Project, and the recognition of the fair value of the options granted to directors, employees and consultants.

Ocampo Gold-Silver Project

During the six months ended January 31, 2005, the Company continued its development of the Ocampo property with expenditures of $8,420,544 (January 31, 2004 $11,387,264) as part of its 166,000-metre drill program and 6-km underground ramp and tunnel development project. Included in the mineral property expenditures was a non-cash future tax adjustment of $2,854,216 (January 31, 2004 – 588,423). Significant expenditures during the six months ended January 31, 2005 on the property consisted of $1,900,057 for equipment and consumables, $2,462,723 for underground contract mining fees, $2,189,018 for diamond core drilling, $2,040,382 for geological services and studies, and $979,028 for travel.

The Company has released an updated resource study dated September 7th, 2004 that defines a 3.03 million ounce gold-equivalent measured and indicated resource, with an additional 4.53 million ounce gold equivalent inferred resource. The study was prepared by Mintec Inc., a well-known and respected mining engineering firm based in Tucson, Arizona. The results of this resource study were incorporated in a Feasibility Study completed for the Ocampo Project by Kappes, Cassiday & Associates, a widely recognized metallurgical and engineering firm with extensive experience constructing mines in Latin America. This study includes, but is not limited to: new reserve and resource calculations, mining plans for open-pits of the PGR trend deposits, mining plans for underground mining of the Aventurero, San Juan, Las Animas, Rosario and Maria vein systems in the Northeast Area, Process Plant (Mill) design, a heap leach circuit, site plans, and financial evaluation. The results of this study are discussed in “Overall Performance”.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Continued...

The Company’s deferred mineral property expenditures during the six months ended January 31, 2005 and 2004 are as follows:

Schedule of deferred mineral property expenditures	31-Jan-05	31-Jan-04

Mineral property, beginning balance	$ 80,041,737	$ 54,833,669

Mineral rights	122,527	6,828,623
Geological services and studies	2,040,382	260,981
Drilling	2,189,018	1,485,175
Assays	516,514	233,888
Equipment and consumables	1,900,057	1,837,449
Field Office	67,191	56,875
Camp materials and equipment	217,832	88,280
Health and Safety	73,286	8,198
Vehicles	404,424	112,826
Consulting fees	311,778	160,267
Contract Mining fees	2,462,723	817,212
Travel	979,028	86,273
Future Income tax adjustment	(2,854,216)	(588,423)

Total additions	8,420,544	11,387,264

Write-off of mineral property expenditures	--	(1,063,448)

Mineral property, end of period	$ 88,462,281	$ 65,157,485

Liquidity

The Company’s balance of cash and cash equivalents as at January 31, 2005 was $99,388,084 (July 31, 2004 -$13,020,940). The Company maintains surplus funds not required for current exploration in Canadian funds. Investments are held in commercial paper discount notes with terms of less than 60 days. The Company has long-term debt denominated in US dollars and some of the Company’s receivables and payables are denominated in Mexican Pesos.

As at January 31, 2005, the Company had working capital of $102,510,384 (July 31, 2004 — $12,341,959). Current liabilities decreased to $2,476,051 (as at July 31, 2004 — $4,038,805). This financial position reflects the significant operational activities during the six months ended January 31, 2005 on the Ocampo Project, which entails a higher level of cash requirements.

Details of the Company’s operating, financing and investing activities, and long term debt agreement are provided below. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration and development programs on its mineral properties and its ability to obtain equity financing. With the completion of the fully subscribed private placement of gross proceeds of Cdn$110,005,000, the Company believes that it has an adequate liquidity base

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Continued...

with which to support its general operations and exploration and development activities on the Ocampo Project. At the present time, the Company would not have adequate funding to complete the first phase of mine development as recommended by the Feasibility Study. Should the Company not have adequate funding to complete the first phase of mine development, the Project would be delayed until such funding is available or, if such funding is not available, curtailed or discontinued. The Company is investigating the availability of project financing for the Ocampo Project.

Operating

Operating activities during the six months ended January 31, 2005 consumed cash of $3,145,983 (January 31, 2004 – $2,699,008). The increase is due to increased operational needs of the Company as it expands its mine management and administrative capacity to support the growth in the underground exploration and development operations.

Financing

Financing activities during the six months ended January 31, 2005 totaled net proceeds of $103,838,860 (January 31, 2004 — $33,958,070). In January 2005, the Company completed a private placement, where BMO Nesbitt Burns Inc. acted as lead agent in a syndicate with RBC Dominion Securities Inc. and First Associates Investments Inc. A total of 15,715,000 Special Warrants were issued at Cdn$7.00 per Special Warrant for gross proceeds of $110,005,000. In January 2005, Gammon Lake received receipts from all applicable securities regulators for a final prospectus qualifying the exercise of the 15,715,000 Special Warrants. In addition, a registration statement of Gammon Lake on Form F-10 registering the 15,715,000 common shares underlying the Special Warrants was declared effective by the U.S. Securities and Exchange Commission.

As of January 31, 2005, the Company had 9,869,500 (July 31, 2004 — 5,797,300) in-the-money exercisable options for a total value of $33,860,700 (July 31, 2004 — $11,610,482) with expiry dates in the years 2006 to 2009 based on exercise price of the shares of Gammon Lake Resources Inc. The Company had 762,376 (July 31, 2004 – 448,076) compensation warrants outstanding for a total value of $4,215,259 (July 31, 2004 — $2,015,159) with expiry dates in the year 2006 based on closing prices of Gammon Lake Resources Inc. on the Toronto Stock Exchange as at the end of these periods. As of March 10, 2005, the Company had 72,394,515 common shares outstanding.

Investing

Investing activities during the six months ended January 31, 2005 totaled $14,325,733 (January 31, 2004 -$12,538,392). Investing activities during the six months ended January 31, 2005 primarily relate to four cash expenditures. First, an expenditure of $11,344,352 (January 31, 2004 — $11,975,687) was made on the Ocampo Project. The expenditures relate to diamond drill programs, and the building of ramps and tunnels to permit the extraction of the bulk samples and complete infill drilling from underground drill stations. The Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. Second, an expenditure of $2,818,001 (January 31, 2004 — $Nil) was made for deposits and payments on equipment for the Open-Pit area. Gammon Lake Resources Inc. had not taken possession of the equipment as at January 31, 2005. Third, an expenditure of $457,350 (January 31, 2004 -$440,028) was invested in capital assets related to the Ocampo Project, such capital assets consisting of assorted mining equipment for the purpose of completing the development of the ramps and tunnels on the Company’s Ocampo project. Fourth, a receipt of $293,970 (January 31, 2004 – expenditure $122,677) was made as a result of advances to related companies. This amount consists of non-interest bearing unsecured advances payable on demand made to a company providing mineral exploration and mining contracting services which is owned by a related party of a director of the Company. See “Transactions with Related Parties”.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Continued...

Long-term debt agreement
A summary of the Company's financial commitments under its long term debt agreement with Soyopa are as follows:

Year	Soyopa Loan
On or before November 23, 2006	US$ 3,500,000
On or before November 23, 2007	US$ 3,500,000

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa the principal amount of US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due. In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

Agreement	Consideration	Terms

Compania Minera Global, S.A. de C.V	US$ 1,000,000	Upon sale of the Ocampo property to a third party

Compania Minera, Brenda, S.A. de C.V	8% of net profits up to a maximum	US$ 2,000,000 less any net profit royalty
	US$ 2,000,000	payments is due and payable upon the sale of the
Ocampo project to a third party[1]

Compania Minera, Brenda, S.A. de C.V	US$ 250,000	Upon a minimum proven reserve amount of 2 million ounces of gold and gold-equivalent[1]

The Company had a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 100% interest in 17 mining titles in Mexico. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property. During the quarter, Fuerte Mayo forgave the US $211,526 due upon the sale of the property with the result that no further obligations exist pursuant to this agreement.

The Company intends to fund these obligations from a combination of debt and/or equity financing and cash on hand. Should the Company not have adequate funding to complete these payments, the Project would be delayed until such funding is available.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. The Company does not

1 Relates to production and reserves from mining titles acquired from Compania Minera Brenda, S.A. de C.V.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Continued...

expect to receive significant income from the Ocampo Project in the near term. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Company may require additional financing. The Company will also require additional financing to satisfy the cash payment obligations of its property purchase agreements. If funding is required for any of these reasons, or if a commercial body of ore in addition to those identified in the technical report of Kappes, Cassidy & Associates is confirmed on any of the Company’s properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above. Accordingly, the ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favourable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid the following amounts to directors and companies controlled by directors:

	31-Jan-05	31-Jan-04
Management fees	$ 86,538	$ 52,885
Mineral property exploration expenditures	1,230,424	2,329,811

	$1,316,962	$2,382,696
The Company received the following amounts from related companies:

Professional fees	$ 27,600	$ 18,000
Travel	55,940	--
General & Administrative	18,380	--

	$ 101,920	$ 18,000

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in 2004, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company. As at January 31, 2005 these non-arm’s length mineral exploration expenditures totalled $1,230,424 (January 31, 2004 — $2,329,811). These expenditures are recorded at fair value calculated at cost plus 10%. The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

During the six months ended January 31, 2005, the Company paid $86,538 (January 31, 2004 -$52,885) in management fees and $Nil (January 31, 2004 — $18,000) in professional fees to directors and companies controlled by directors as part of the Company’s compensation package for key officers and consultants. During the six months

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Continued...

ended January 31, 2005, Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses.

Directors and officers of the Company are entitled to hold management incentive stock options. For this purpose, the Company has adopted a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company’s common shares by the persons who are primarily responsible for the management and profitable growth of the Company’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company. A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding company. See also “Results of Operations”.

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company’s significant accounting policies can be found in note 2 of the Company’s consolidated financial statements. Key accounting estimates for the Company include mineral and mining properties and future income taxes.

Mineral properties

Mineral properties are the sum of the Company’s mineral claims acquisition and related exploration and development expenditures, which are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production.

Future income taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed tax losses carried forward and are measured using the tax rates that will be in effect when the differences are expected to reverse or when unclaimed tax losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not. The Company’s future income tax liability arises from the excess accounting value over the tax value of its mineral property in Mexico, as certain transactions of the Company have no tax basis in Mexico. The Company deducts available Canadian and Mexican loss carryforwards and share issue costs, but provides for a valuation allowance of the Canadian loss carryforwards and share issue costs as it is considered more likely than not that the future income tax asset related to these losses will not be realized.

Changes in Accounting Policies Including Initial Adoption

Effective August 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments for employees and non-employees. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company’s stock option plan is described in Note 9 in the consolidated financial statements. Effective August 1, 2004, Gammon Lake adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110). In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value and the corresponding increase to the asset is depreciated over the life of the asset. The Company has not incurred any current asset retirement obligations.

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED JANUARY 31, 2005

Continued...

Financial Instruments and Other Instruments

The Company’s functional currency is Canadian dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

EXHIBIT 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bradley H. Langille, Chief Executive Officer of Gammon Lake Resources Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings) of Gammon Lake Resources Inc. (the issuer) for the interim period ending January 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4.	I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

(a)	designed those disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed those internal controls over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal controls over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  March 15, 2005

Sgd. “Bradley H. Langille”
Bradley H. Langille

EXHIBIT 4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Colin P. Sutherland, Chief Financial Officer of Gammon Lake Resources Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings) of Gammon Lake Resources Inc. (the issuer) for the interim period ending January 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4.	I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

(a)	designed those disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed those internal controls over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal controls over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  March 15, 2005

Sgd. “Colin P. Sutherland”
Colin P. Sutherland